SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                 SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934
                              ---------------------
                        SECURITY INVESTMENTS GROUP, INC.

                           (Names of Subject Company)
                              ---------------------
                          ALLIANCE STANDARD III L.L.C.
                           ALLIANCE STANDARD III CORP.

                                    (Bidders)
                              ---------------------
                     Common Stock, Par Value $.10 Per Share

                         (Title of Class of Securities)
                              ---------------------
                                    814341103

                      (CUSIP Number of Class of Securities)
                              ---------------------

     Michael L. Lewittes                           Keith R. Bish
 ALLIANCE STANDARD III L.L.C.               ALLIANCE STANDARD III CORP.
520 Madison Avenue - 7th Floor      c/o International Fund Administration, Ltd.
      New York, NY 10022                 48 Par-la-Ville Road - Suite 464
  Telephone: (212) 826-6805                   Hamilton HM11, Bermuda
                                                Telephone: (441)295-4718

                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
   TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
         $2,000,000                                             $400
--------------------------------------------------------------------------------

* Based on the offer to purchase up to 1,000,000 shares of Common Stock of Security Investments Group, Inc. at $2.00 cash per share.

**   1/50 of 1% of Transaction Value.

                                 SCHEDULE 14D-1


                        SECURITY INVESTMENTS GROUP, INC.

         This statement on Schedule 14D-1 (this "Statement") relates to the offer by Alliance Standard III L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard III Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase up to 1,000,000 shares of Common Stock, par value $.10 per share (the "Shares"), of Security Investments Group, Inc., a Delaware corporation ( the "Company"), at a price of $2.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). Notwithstanding the above, the Purchasers reserve the right to purchase only up to 707,000 Shares if the board of directors of the Company has not approved the Purchasers' acquisition of Shares pursuant to this Offer prior to the date that the Purchasers accept for payment Shares tendered pursuant to this Offer.

ITEM 1.                    SECURITY AND SUBJECT COMPANY.

                          (a) The name of the subject company is Security
Investments Group, Inc., a Delaware corporation. The address of the Company's principal executive offices is 817 Landis Avenue, Vineland, New Jersey 08360, as reported on the Company's Proxy Statement for the 1996 Annual Meeting of Stockholders, the most recent filing made by the Company with the Securities and Exchange Commission (the "Commission").

                          (b) - (c) The class of securities to which this
statement relates is the Common Stock, par value $.10 per share, of the Company. The information set forth in the Introduction and Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.                    IDENTITY AND BACKGROUND.

                          (a) - (d); (g) The information set forth in Section 9
of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employment for the past five years and citizenship of each director and executive officer of the Purchasers and the Funds, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

                          (e) - (f) During the last five years, none of the
Purchasers or the Funds or, to the best of the Purchasers' respective knowledge, any of the directors or executive officers of the Purchasers or the Funds has been convicted in a criminal proceeding

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



(excluding traffic violations or similar offenses) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.                    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH
                           THE SUBJECT COMPANY.

                           (a) - (b) Not applicable.

ITEM 4.                    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           (a) The information set forth in Section 10 of the
Offer to Purchase is incorporated herein by reference.

                           (b) - (c) Not applicable.

ITEM 5.                    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
                           OF THE BIDDER.

                           (a) - (g) The information set forth in the
Introduction and Sections 7 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.                    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                           (a) - (b) The information set forth in Section 9 of
the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                           The information set forth in the Introduction and
Sections 9,10 and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.                    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                           The information set forth in Section 15 of the Offer
to Purchase is incorporated herein by reference.

ITEM 9.                    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                           Not applicable.

ITEM 10.                   ADDITIONAL INFORMATION.

                           (a) Not applicable.

                           (b) - (c) The information set forth in Section 14 of
the offer to Purchase is incorporated herein by reference.

                           (d) The information set forth in Section 7 of the
Offer to purchase is incorporated herein by reference.

                           (e) Not applicable.

                           (f) The information set forth in the Offer to
Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.                   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number                            Exhibit

  (a)(1)                   Offer to Purchase, dated January 21, 1998.
  (a)(2)                   Letter of Transmittal with respect to the Shares.
  (a)(3)                   Notice of Guaranteed Delivery
  (a)(4) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.
  (a)(5) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
  (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(7)                   Summary Advertisement, dated January 21, 1998.
  (b)                      None.
  (c)(1) Filing Agreement, dated January 21, 1998, between Alliance Standard III L.L.C. and Alliance Standard III Corp.
  (c)(2) Agreement, dated December 1, 1997, between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.
  (d)                      None.
  (e)                      Not applicable.
  (f)                      None.


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



                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1998     Alliance Standard III L.L.C.
                            By:  LJ Investments, L.L.C., its managing member
                                 By:    JL Advisors II, LLC, its managing member



                                 By: s/ Michael L. Lewittes
                                     ----------------------
                                          Michael L. Lewittes,
                                          Member

                                 By:  Jaffe Capital Management Group,
                                      LLC, member



                                      By:      s/ Robert S. Jaffe
                                         -----------------------------
                                               Robert S. Jaffe, Member

                            Alliance Standard III Corp.



                            By:      s/Keith R. Bish
                               -----------------------------
                                     Keith R. Bish, Director

                                INDEX OF EXHIBITS


                                                                                                      Sequentially
    Exhibit                                                                                             Numbered
    Number                                          Exhibit                                               Page
   ---------                                       ---------                                         ---------------

(a)(1)          Offer to Purchase, dated January 21, 1998.

(a)(2)          Letter of Transmittal with respect to the Shares.

(a)(3)          Notice of Guaranteed Delivery.

(a)(4) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.

(a)(5) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

(a)(6)          IRS Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.

(a)(7)          Summary Advertisement, dated January 21, 1998.

(b)             None.

(c)(1)          Filing Agreement, dated January 21, 1998, between
                Alliance Standard III L.L.C. and Alliance Standard III Corp.

(c)(2)          Agreement, dated December 1, 1997, between JL
                Advisors, L.L.C. and Collectible Certificates, L.L.C.

(d)             None.

(e)             Not applicable

(f)             None.


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